EXHIBIT 12.1

Jarden Corporation

Ratio of Earnings to Fixed Charges Calculation

	For the Years Ended December 31,
	2002	2003	2004	2005	2006
Earnings Before Fixed Charges:
Net income	$36.3	$31.8	$42.4	$60.7	$106.0
Add: Income tax provision	16.2	20.5	26.0	35.0	82.0
Less/add: Equity (income) loss of minority-owned companies	—	—	—	—	—
Add: Extraordinary loss from early extinguishment of debt (net of income taxes)	—	—	—	6.1	—
Add: Amortization of capitalized interest	—	—	—	—	—
Add: Fixed charges	14.3	22.4	32.2	98.1	130.8

Total earnings available for fixed charges	$66.8	$74.7	$100.6	$199.9	$318.8

Fixed Charges:
Interest expense	$12.6	$19.2	$27.6	$84.3	$112.6
Interest component of rental expense	1.7	3.2	4.6	13.8	17.7

Total fixed charges before capitalized interest	14.3	22.4	32.2	98.1	130.3
Capitalized interest	—	—	—	—	0.5

Total Fixed Charges	$14.3	$22.4	$32.2	$98.1	$130.8

Ratio of Earnings to Fixed Charges	4.7	3.3	3.1	2.0	2.4